UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano Balaguer	William J. Coote
VP, CFO & CAO
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@Taro.com	William.Coote@taro.com

TARO TO ANNOUNCE SECOND QUARTER RESULTS ON NOVEMBER 8, 2016
Earnings Call to Discuss Results to be Conducted Wednesday, November 9 at 8:30 am ET

Hawthorne, NY, October 31, 2016 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) announced today that it plans to release its financial results for the quarter and six months ended September 30, 2016, on Tuesday, November 8, 2016.

The Company will conduct an earnings call at 8:30 am ET on Wednesday, November 9, 2016, where senior management will discuss the Company’s performance and answer questions from participants.

The release will be accessible on Taro’s website at www.taro.com.

Earnings Call (8:30 am ET on Wednesday, November 9, 2016)

To participate in this conference call, please dial the numbers provided below five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.  You can also hear the call via an audio webcast, details of which will be announced later on the Company website, www.taro.com.  A transcript of this earnings call will also be available on the website.

Summary of events
Event	Date and time	Telephone number/ website
Earnings release	November 8, 2016	www.taro.com
Earnings conference call	8:30 am ET Wednesday, November 9, 2016
Participant Toll-Free Dial-In Number: +1 (844) 421-0601
Participant International Dial-In Number: +1 (716) 247-5800
ID: 10641252

Via audio webcast, details of which will be made
available on www.taro.com

Replay of conference call	November 9, 2016 to November 25, 2016	+ 1 (855) 859-2056 or +1 (855) 537-3406 ID: 10641252 Via audio webcast playback, details of which will be made available on www.taro.com

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 31, 2016

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
Name: Subramanian Kalyanasundaram
Title: Chief Executive Officer and Director